GOLD STANDARD VENTURES CORP.

FORM 51-102F4

AMENDED BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Gold Standard Ventures Corp. ("Gold Standard")
Suite 610 – 815 West Hastings Street
Vancouver, BC
V6C 1B4

1.2	Executive Officer

Glenn Kumoi, VP General Counsel and Corporate Secretary
glenn@goldstandardv.com
(778) 892 2502

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On June 14, 2017, Gold Standard and Battle Mountain Gold Inc. ("Battle Mountain") completed a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) whereby Gold Standard acquired all of the issued and outstanding common shares of Battle Mountain ("Battle Mountain Shares").

Battle Mountain was a Canadian exploration and mining company focused on the Lewis Gold Project located in the Battle Mountain Trend of Nevada, USA.

2.2	Date of Acquisition

June 14, 2017.

2.3	Consideration

Under the terms of the Arrangement, former Battle Mountain shareholders received approximately 0.1891 Gold Standard common shares ("Gold Standard Shares") and $0.08 in cash for each of their Battle Mountain Shares. In addition, other than certain options to acquire Battle Mountain Shares ("Battle Mountain Options") to be cancelled in accordance with the Arrangement, Battle Mountain Options held by Battle Mountain employees were exchanged for options to acquire Gold Standard Shares and the remaining Battle Mountain Options and warrants to acquire Battle Mountain Shares became exercisable for Gold Standard Shares, all in accordance with the terms of the Arrangement. A total of 9,352,320 Gold Standard Shares and C$3,956,655.68 was paid as consideration under the Arrangement. In addition, options to purchase Battle Mountain Shares became exercisable for 153,089 Gold Standard Shares and warrants to purchase Battle Mountain Shares became exercisable for 218,700 Gold Standard

Shares. The source of funds for the consideration paid pursuant to the Arrangement was cash on hand.

2.4	Effect on Financial Position

Not applicable.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Immediately prior to the closing of the Arrangement, Battle Mountain was an associate of Gold Standard as Gold Standard beneficially owned or controlled, directly or indirectly, voting securities entitling Gold Standard to more than 10% of the voting rights attached to the outstanding securities of Battle Mountain.

2.7	Date of Report

This amended business acquisition report is dated February 16, 2018.

ITEM 3	FINANCIAL STATEMENTS

The following financial statements attached hereto form part of this business acquisition report:

•
Schedule "A" – audited consolidated annual financial statements of Battle Mountain for the years ended October 31, 2016, 2015 and 2014, together with the notes thereto and the independent auditor's report thereon; and

•	Schedule "B" – unaudited consolidated interim financial statements of Battle Mountain for the three months ended January 31, 2017 and 2016, together with the notes thereto; and

•	Schedule "C" – unaudited pro-forma consolidated financial statements of Gold Standard for the year ended December 31, 2016, together with the notes thereto.

Davidson & Company LLP, Chartered Professional Accountants, has given their consent to include their audit report in this business acquisition report.

SCHEDULE "A"

[see attached]

A-1

Battle Mountain Gold Inc.
Consolidated Financial Statements
October 31, 2016
Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as of October 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity, and cash flows for the years ended October 31, 2016, 2015, and 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2016 and 2015 and its financial performance and its cash flows for the years ended October 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

February 27, 2017

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31, 2016	October 31, 2015

ASSETS

Current Assets
Cash	$3,469,162	$96,529
Marketable securities	578	578
Prepaids	24,256	24,017
Receivables (Note 3 and 8)	30,778	12,220

Total current assets	3,524,774	133,344

Non-Current Assets
Reclamation bond (Note 4)	27,932	-
Exploration and evaluation assets (Note 4)	7,525,158	3,329,753

Total Assets	$11,077,864	$3,463,097

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade and other payables (Note 5 and 8)	$409,522	$101,685

Total current liabilities	409,522	101,685

Shareholders' Equity
Share capital (Note 6)	12,706,649	4,400,474
Share-based payment reserves (Note 6)	1,442,403	417,485
Accumulated other comprehensive income	1,979	1,979
Deficit	(3,482,689)	(1,458,526)

Total shareholders' equity	10,668,342	3,361,412

Total Liabilities and Shareholders' Equity	$11,077,864	$3,463,097

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on
February 27, 2016

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014

EXPENSES
Accounting and audit	$64,641	$82,147	$66,903
Consulting	205,388	46,963	-
Filing fees	38,220	35,980	63,444
Insurance	20,938	18,359	7,533
Interest	3,095	4,488	687
Legal fees	20,616	33,141	34,664
Office and rent	32,454	20,427	22,551
Public relations	14,284	16,684	7,385
Salaries and benefits (Note 8)	258,898	175,463	110,642
Share-based payments (Note 6 and 8)	1,024,918	102,774	301,011
Travel	15,276	14,566	6,593

	(1,698,728)	(550,992)	(621,413)
OTHER INCOME (EXPENSES)
Loss on royalty buydown (Note 4)	(336,478)	-	-
Foreign exchange gain (loss)	(9,399)	1,681	8,612
Interest earned	20,442	59	2,771
Write-down exploration assets	-	-	(50,000)
Gain on forgiveness of payable	-	-	33,367

Loss for the year	(2,024,163)	(549,252)	(626,663)

Other comprehensive loss
Unrealized loss on marketable securities	-	(1,156)	(1,734)

Total comprehensive loss	$(2,024,163)	$(550,408)	$(628,397)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	45,079,146	30,902,001	18,681,467

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended October 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

	Share Capital				Accumulated
	Number of Shares	Amount	Warrants	Share-based payment reserves	other comprehensive income (loss)	Deficit	Total
Balance at October 31, 2013	$6,400,000	$621,252	$–	$–	$4,869	$(282,611)	$378,510
Shares issued for exploration and evaluation assets	500,000	50,000	–	–	–	–	50,000
Shares issued for cash	8,250,000	825,000	–	–	–	–	790,000
Shares issued for finders fee	270,000	–	–	–	–	–	–
Shares of Madision at the RTO date	11,041,396	1,766,622	–	–	–	–	1,766,622
Warrants fair value	–		13,700	–	–	–	13,700
Share-based payments	–	–	–	301,011	–		301,011
Loss for the year	–	–	–	–	–	(626,663)	(626,663)
Other comprehensive loss for the year	–	–	–	–	(1,734)	–	(1,734)
Balance at October 31, 2014	26,461,396	3,262,874	13,700	301,011	3,135	(909,274)	2,671,446
Shares issued for exploration and evaluation assets	1,000,000	132,500	–	–	–	–	132,500
Shares issued for cash	8,575,000	1,007,500	–	–	–	–	1,007.500
Share issue costs	–	(2,400)	–	–	–	–	(2,400)
Shares issued as finders' fee	152,700	–	–		–	–
Fair value warrants expired	–	–	(13,700)	13,700	–	–
Share-based payments	–	–	–	102,774	–	–	102,774
Loss for the year	–	–	–	–	–	(549,252)	(549,252)
Other comprehensive loss for the year	–	–	–	–	(1,156)	–	(1,156)
Balance at October 31, 2015	36,189,096	4,400,474	–	417,485	1,979	(1,458,526)	3,361,412
Shares issued for exploration and evaluation assets	–	–	–	–	–	–	–
Shares issued for cash	16,481,435	5,768,502	–	–	–	–	5,768,502
Share issue costs	–	(187,450)	–	–	–	–	(187,450)
Shares issued as finder's fee	–	–	–	–	–	–	–
Fair value of warrants expired	–	–	–	–	–	–	–
Shares issued for royalty buydown	885,468	752,648	–	–	–	–	752,648
Shares issued for warrants exercised	5,374,357	1,972,475	–	–	–	–	1,972,475
Share-based payments	–	–	–	1,024,918	–	–	1,024,918
Loss for the year	–	–	–	–	–	(2,024,163)	(2,024,163)
Balance at October 31, 2016	58,930,356	$12,706,649	$–	$1,442,403	$1,979	$(3,482,689)	$10,668,342

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,024,163)	$(549,252)	$(626,663)
Items not affecting cash:
Interest expense	-	-	510
Gain on forgiveness of payable	-	-	(33,367)
Write off exploration and evaluation assets	-	-	50,000
Share-based payments	1,024,918	102,774	301,011
Loss on royalty buydown	336,478	-	-

Changes in non-cash working capital items:
Prepaids and receivables	(18,797)	12,087	(40,080)
Trade and other payables	13,952	(29,771)	(179,305)
Net cash used in operating activities	(667,612)	(464,162)	(527,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,546,285)	(429,202)	(471,319)
Acquisition of subsidiary	-	-	(59,077)
Advance to contractor	-	-	(11,200)
Reclamation bond	(27,932)	-	-
Net cash used in investing activities	(1,574,217)	(429,202)	(541,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	5,801,912	1,007,500	790,000
Share issuance costs	(187,450)	(2,400)	(18,748)
Loans from related parties (Note 8(c))	150,000	-	100,000
Repayment of loans from related parties (Note 8(c))	(150,000)	(100,510)	(22,744)
Net cash provided by financing activities	5,614,462	904,590	848,508

Change in cash	3,372,633	11,226	(220,982)
Cash, beginning of year	96,529	85,303	306,285

Cash, end of year	$3,469,162	$96,529	85,303

Cash paid for interest	$3,095	$4,488	$177
Cash paid for tax	$-	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$325,000	$31,114	$40,345
Shares issued as finder's fees	$-	$16,350	$27,000
Shares issued for acquisition of exploration and evaluation assets	$-	$132,500	$50,000
Shares issued for royalty buydown (Note 6(a)(iii))
On exercise of warrants	$1,939,065	$-	$-
Other (Note 4 (a)(i))	$752,648	$-	$-

Exploration advances reclassified as exploration and evaluation assets	$-	$11,200	$-
Unrealized loss on marketable securities through AOCI	$-	$1,156	$1,734

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS
Battle Mountain Gold Inc. (the "Company" or "BMG") was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.
These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2016, the Company had cash of $3,469,162 and working capital of $3,115,252.  Management believes that the Company has sufficient financial resources to maintain its operations and activities for the upcoming fiscal year.
On May 14, 2014, the Company completed a Share Exchange Agreement with Madison Minerals Inc. ("Madison"), a public company listed on the TSX Venture Exchange (the "Exchange"), pursuant to which BMG shareholders transferred all their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio.  Warrants of BMG ("BMG Warrants") were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held.  The transaction resulted in the former BMG shareholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefore, constituted a Reverse Takeover (the "RTO") under the policies of the Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc.  The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have ben acquired by BMG (Note 11).  These consolidated financial statements include the results of operations of Madison from May 14, 2014.  The comparative figures are those of the former BMG.

2. SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b) Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

(d) Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e) Foreign Currencies

These consolidated financial statements are presented in Canadian dollars.  The functional currency of the Company and its subsidiaries is the Canadian dollar.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.
Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.
(f) Financial Instruments

Non-derivative financial assets:
Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:
Financial assets at fair value through profit or loss ("FVTPL")
Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
The Company does not have any assets classified as FVTPL financial assets.
Available-for-sale financial assets ("AFS")
AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.
The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.
The Company classifies marketable securities as AFS financial assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
(f) Financial Instruments (continued)

Non-derivative financial assets (continued):
Held to maturity ("HTM")
HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.
The Company does not have any assets classified as HTM.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.
Cash, receivables and reclamation bond are classified as loans and receivables.

Impairment of financial assets:
When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.
For all other financial assets objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.
Non-derivative financial liabilities:
The Company has the following non-derivative financial liabilities: trade and other payables.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Mineral Exploration and Evaluation Expenditures

Pre -acquisition Costs

Pre-acquisition costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures ("E&E") are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs in excess of estimated recoveries are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined and a development decision has been made, the property is considered to be a mine under development and is classified as 'mines under construction'. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

(i) Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, share purchase warrants and options are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(j) Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Share-based Payment Transactions (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(k) Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section.  Upon expiry, the fair value attributed to the warrants is reclassified to reserves.

(l) Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.
Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.
Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.
Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.
Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.
The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.
The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(n) Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

 (o) Significant Accounting Estimates and Judgments
The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Critical accounting estimates
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:
i.	The carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position. The cost model is utilized and the value of the exploration

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

and evaluation assets is based on the expenditures incurred. At every reporting period, management assesses the potential impairment which involves assessing whether or not facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

ii.
The inputs used in calculating the fair value for share-based compensation expense included in profit or loss and share-based share issuance costs included in shareholders' equity. The share-based compensation expense is estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company's common shares, the expected life of the options, and the estimated forfeiture rate.

Critical accounting judgments
Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.  The Company's principal critical accounting judgment is the determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated and a development decision is made, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2016, management determined that no reclassification of exploration and evaluation assets was required.

(p) New Accounting Standards Not Yet Adopted
Three new accounting standards have been published that are not yet in effect, unless early adopted, for the reporting period ended October 31, 2016. Management has decided against early adoption of any of these standards.
IFRS 9 – Financial Instruments
This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Because the Company is not exposed to significant financial instrument related accounting processes, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.
IFRS 15 – Revenue from Contracts with Customers
This standard is to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard specifies the accounting treatment for all revenue arising from contracts with customers unless the contracts are in the scope of other IFRSs. Because the Company does not at its current stage of activity enter into contracts to provide goods or services to customers, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.
IFRS 16 – Leases
This standard is to be adopted effective for reporting periods beginning on or after January 1, 2019. Among other matters, this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. Because leases constitute an insignificant portion of the Company's activities, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

3. RECEIVABLES

	October 31, 2016	October 31, 2015
Goods and services tax recoverable	$8,166	$1,445
Other receivables	22,612	10,775
Receivables	$30,778	$12,220

4. EXPLORATION AND EVALUATION ASSETS
a) Lewis Gold Project
(i) Interest of BMG Mining Inc. ("BMG")
BMG entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation  ("NRC") for an exclusive option to acquire NRC's 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").
To exercise this option, the Company must make cash payments and issue common shares to NRC pursuant to the amended agreements as follows:
Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 common shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *
* At the sole discretion and option of the Company, this payment of $1,550,000 may be made in either cash or in common shares of the Company, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.
(ii) Interest of the former Madison Minerals Inc. ("Madison")
Pursuant to a series of agreements dating from 2002, the Company through Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.
 (iii) Royalty provisions
The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208.
In June and August 2016, the Company and Gold Standard Ventures  ("GSV"), a significant shareholder of the Company (Note 6), entered into an agreement with Clover Nevada LLC ("CN"), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty.  GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay GSV $2,355,235 (agreed equivalent to US$1,850,000).  GSV exercised 5,240,717 Company warrants it held (Note 6) for proceeds of $1,939,065 which were used by the Company to repay GSV.  The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478.  In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

4. EXPLORATION AND EVALUATION ASSETS (continued)
an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.
(iv) Reclamation bond
During the year ended October 31, 2016, the Company established a reclamation bond of $27,932 (US$20,000).

b) Summary of costs

		Total

Balance at October 31, 2014		$2,766,082
Acquisition costs
Shares issued		132,500
Exploration costs
Claim maintenance		164,618
Field costs
Assays and storage	35,565
Geology	201,385
Geophysics	7,631
Travel and accommodation	17,688
Other	4,284	266,553

Total costs		$563,671

Balance at October 31, 2015		$3,329,753
Acquisition costs
Royalty buydown		2,355,235
Exploration costs
Claim maintenance		221,396
Field costs
Advance	79,360
Assays and storage	186,473
Computing and databases	84,363
Drilling	633,009
Geology	456,714
Geophysics	78,188
Travel and accommodation	62,065
Other	38,60	1,618,774

Total costs		4,195,405

Balance at October 31, 2016		$7,525,158

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

5. TRADE AND OTHER PAYABLES
	October 31, 2016	October 31, 2015
Trade accounts payable	$354,076	$62,966
Accrued payables	55,446	38,719
Trade and other payables	$409,522	$101,685

6. SHARE CAPITAL
(a) Share capital
Authorized:  an unlimited number of common shares with no par value.
Issued: 58,930,356 common shares.
On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 had been received during the year ended October 31, 2013.
On February 28, 2014, the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000.  A further 270,000 shares with a fair value of $27,000 were issued as finders' fees in relation to the issuance.
On February 28, 2014, the Company issued 500,000 common shares at a fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement.
On May 14, 2014, the Company issued 11,041,386 common shares at a fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.
On December 17, 2014, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 17, 2016. The Company paid a finder's fee by issuing 109,500 common shares in connection with this private placement recorded at a total fair value of $10,950.
On December 23, 2014, the Company closed a further non-brokered private placement of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 23, 2016. The Company paid a cash finder's fee of $2,400 in connection with this private placement.
On March 23, 2015, the Company issued 500,000 common shares at a fair value of $62,500 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i).
On July 17, 2015, the Company closed a non-brokered private placement of 6,000,000 units at the price of $0.125 per unit for gross cash proceeds of $750,000. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at the price of $0.25 per share until the expiry date July 17, 2017. The Company also issued 43,200 finder's fee units at a fair value of $5,400.  These finder's fee units have the same terms as the private placement units.
On October 7, 2015, the Company issued a further 500,000 common shares at a fair value of $70,000 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i). Pursuant to the terms, an amount of $50,000 was credited to the final option payment due, as extended, on or before April 13, 2017.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

6. SHARE CAPITAL (continued)
On May 6, 2016, the Company closed a non-brokered private placement of shares and units for total gross proceeds of $5,768,502. The Company issued 6,000,000 shares to six subscribers and 10,481,435 units to GSV all priced at $0.35 per share or unit. Each unit had one-half a share purchase warrant exercisable at the price of $0.37 per share for a two-year term ending
May 6, 2018.  A total of 5,240,717 warrants were issued. Finders' fees totaling $105,000 were paid in respect of the placement of 6,000,000 shares, and other share issuance costs totaled $82,450.
In September 2016, 5,240,717 warrants held by GSV were exercised into 5,240,717 common shares for proceeds of $1,939,065.  In addition, the Company issued 885,468 common shares at a value of $752,648 to GSV to settle $416,170 owing to GSV (Note 4).  As a result of the share issuances to GSV in May and September 2016 described above, GSV became a 28.2% shareholder of the Company.
During the year ended October 31, 2016 133,640 warrants were exercised for cash proceeds of $33,410.
 (b) Warrants
The Company has warrants outstanding for the purchase of common shares as follows:
Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.13	December 17, 2016
287,500	$0.20	0.15	December 23, 2016
2,887,960	$0.25	0.72	July 17, 2017
2,000,000	$0.15	1.39	March 21, 2018
6,175,460

(See Note 12)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding at October 31, 2013	2,000,000	$0.15
Issued	250,000	0.64

Outstanding at October 31, 2014	2,250,000	0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64

Outstanding at October 31, 2015	6,309,100	0.21
Issued	5,240,717	0.37
Exercised	(5,374,357)	0.37
Outstanding at October 31, 2016	6,175,460	$0.21

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term.  As of October 31, 2014, this set of warrants had a remaining life of 0.45 years.  The warrants had a fair value of $13,700 allocated to the RTO (Note 11).  This fair value was calculated using the Black-Scholes option pricing model, using the following assumptions:  risk free interest rate – 0.998%, expected life – 0.92 years, expected volatility – 182.50%, expected forfeiture – nil% and expected dividends – nil.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017
6. SHARE CAPITAL (continued)
c) Stock options
The Company has a rolling stock options plan (the "Options Plan") that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.
On June 18, 2016, the Company made grants of incentive stock options exercisable in respect of a total of 1,954,000 shares at the price of $0.60 per share for a five-year term ending June 18, 2021. Of these grants, 1,225,000 were to directors and senior officers.
At October 31, 2016, the Company had options for the acquisition of up to 4,214,000 common shares outstanding to directors, officers, employees and consultants as outlined below:
Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,214,000
Stock option transactions are summarized as follows:
	Number of Stock Options	Weighted Average Exercise Price

Outstanding at October 31, 2013	-	-
Granted	1,550,000	$0.25
Outstanding at October 31, 2014	1,550,000	0.25
Granted	710,000	0.15
Outstanding at October 31, 2015	2,260,000	0.22
Granted	1,954,000	0.60
Outstanding and exercisable at October 31, 2016	4,214,000	$0.40
During the year ended October 31, 2016, the Company granted 1,954,000 options  (2015 – 710,000; 2014 – 1,550,000) with a weighted average fair value of $0.52 per option (2015 - $0.14; 2014 - $0.19).  The fair value of the options granted of $1,024,918 (2015 - $102,774; 2014 - $301,011) has been recognized as share-based payments expense.
The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
	October 31, 2016	October 31, 2015	October 31, 2014

Risk free interest rate	0.59%	0.99%	1.47%
Expected life of options	5 years	5 years	5 years
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	136%	132%	127%

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017
6. SHARE CAPITAL (continued)
(d) Escrow conditions
As a component of the reverse takeover transaction completed in May 2014 the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At October 31, 2016 escrow conditions continued in effect for 788,520 common shares (2015 – 1,262,040 shares).

7. FINANCIAL RISK MANAGEMENT
The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2016 the Company had working capital of $3,115,252 (October 31, 2015 - $31,659).  Management believes that the Company has sufficient financial resources to meet its obligations as they come due.
Foreign exchange risk
The Company's functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At October 31, 2016, the Company had U.S. dollar denominated current assets of U.S. $6,599 (October 31, 2015 - $55,000). At October 31, 2016, the Company had U.S. dollar denominated current liabilities of U.S. $242,818 (October 31, 2015 - $12,758). Accordingly, a 10% change in the foreign exchange rate would result in a $34,488 credit or charge to operations.
Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.
Fair value
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
• Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
• Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
• Level 3 - Inputs that are not based on observable market data.
The fair value of marketable securities is measured using Level 1 of the fair value hierarchy.  The carrying value of cash, receivables, and trade and other payables approximates their fair value because of the short-term nature of the instruments.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

8. RELATED PARTY BALANCES AND TRANSACTIONS
The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.
(a) Compensation of Officers and Directors
During the year ended October 31, 2016, 2015 and 2014, the Company paid or accrued the following:
	October 31, 2016	October 31, 2015	October 31, 2014

Director fees [1]	$–	$4,500	$10,000
Geological consulting [2]	117,189	62,682	43,863
Share-based payments	642,541	–	247,606
Senior offices [1]	176,050	122,500	44,700

	$935,780	$189,682	$346,169

1 Charged to salaries and benefits
2 Included in geology costs of $456,174 (2015 - $201,285; 2014 - $291,854) set out in Note 4

(b) Transactions and Balances with Related Corporations
Included in trade and other payables is $23,247 (October 31, 2015 – $24,279) due to related parties.  Included in receivables is $5,572 (2015 – $10,775) due from a related company.
(c) Loans from Related Parties
In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand.  During the year ended October 31, 2016, the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.
On September 22, 2014, the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm's length party.  The loans were unsecured, bore interest at 6% and were due on demand.  During the year ended October 31, 2015, the Company repaid the two loans with applicable interest, including $50,000 in principal and $2,499 in interest to both lenders.
During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 11), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296.
Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307 was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fair value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

9. INCOME TAXES
A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended October 31	2015	2015	2014
Loss before income taxes	$(2,024,163)	$(549,252)	$(626,663)
Statutory tax rate	26%	26%	26%
Income tax recovery	(525,000)	(143,000)	(163,000)
Non-deductible items	354,000	27,000	76,000
Effects of tax rate change and rate difference in other jurisdiction	2,000	34,000	(94,000)
Impact of reverse takeover	-	-	669,000
Change to prior years provision versus statutory return	304,000	218,000	759,000
Change in unrecognized deductible temporary differences	(82,000)	(136,000)	(1,247,000)
Share-issuance cost	(49,000)
Total income tax expense	$-	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:
	October 31, 2016	Expiry dates	October 31, 2015
Exploration and evaluation assets	$2,681,220	No expiry date	$3,100,000
Non-capital losses available for future periods	11,185,780	2016 – 2036	10,942,000
Share-issuance costs	180,000	2036 – 2039	42,000
Property and equipment	278,000	No expiry date	278,000
Other	57,000	No expiry date	57,000

10. CAPITAL MANAGEMENT
The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company's capital management practices during the year ended October 31, 2016.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2017

11. REVERSE TAKEOVER TRANSACTION
On May 14, 2014, the Company completed a share exchange transaction (the "RTO") whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four for one basis such that each four common shares or warrants were consolidated into one post-consolidation share or warrant.
Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Madison's results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.
The purchase price was allocated to the net assets acquired as follows:
$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)
Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000
Total consideration	1,847,322

12. SUBSEQUENT EVENTS
a)	A total of 1,287,500 warrants with an exercise price of $0.20 were exercised for cash proceeds of $257,500.

b)	In December 2016, the Company made its annual advance payment for the 2016-2017 royalty year of $109,662 (US$84,033) (Note 4(a)(iii)).

SCHEDULE "B"

[see attached]

B-1

Battle Mountain Gold Inc.
Condensed Consolidated Interim Financial Statements
Three months ended January 31, 2017
Expressed in Canadian Dollars
(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - unaudited)
As at

	January 31, 2017	October 31, 2016

ASSETS

Current Assets
Cash	$2,494,469	$3,469,162
Marketable securities	578	578
Prepaids	16,698	24,256
Receivables (Note 3 and 8)	24,298	30,778

Total current assets	2,536,043	3,524,774

Non-Current Assets
Reclamation bond (Note 4)	33,150	27,932
Exploration and evaluation assets (Note 4)	8,309,415	7,525,158

Total Assets	$10,878,608	$11,077,864

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade and other payables (Note 5 and 8)	$167,869	$409,522

Total current liabilities	167,869	409,522

Shareholders' Equity
Share capital (Note 6)	12,964,149	12,706,649
Share-based payment reserves (Note 6)	1,462,230	1,442,403
Accumulated other comprehensive income	1,979	1,979
Deficit	(3,717,619)	(3,482,689)

Total shareholders' equity	10,710,739	10,668,342

Total Liabilities and Shareholders' Equity	$10,878,608	$11,077,864

Nature of business and continuance of operations (Note 1)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on
March 31, 2017

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)

	Three months ended January 31, 2017	Three months ended January 31, 2016

EXPENSES
Accounting and audit	$23,306	$13,995
Consulting	53,589	29,281
Filing fees	4,324	4,583
Insurance	6,658	4,732
Interest	-	922
Legal fees	1,276	185
Office and rent	15,449	4,263
Public relations	10,292	2,356
Salaries and benefits (Note 8)	94,697	31,096
Share-based payments (Note 6)	19,827	-
Travel	5,858	-

	(235,276)	(91,413)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	(5,721)	1,171
Interest earned	6,067	-

Loss for the period	(234,930)	(90,242)

Other comprehensive loss
Unrealized loss on marketable securities	-	(884)

Total comprehensive loss	$(234,930)	$(91,126)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	59,581,579	36,189,096

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
4

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)
	Share Capital
	Number of Shares	Amount	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at October 31, 2015	36,189,086	$4,400,474	$417,485	$1,979	$(1,458,526)	$3,361,412
Loss for the period	–	–	–	–	(90,242)	(90,242)
Other comprehensive loss for the period	–	–	–	(884)	–	(884)

Balance at January 31, 2016	36,189,086	$4,400,474	$417,485	$1,095	$(1,548,768)	$3,270,286

Balance at October 31, 2016	58,930,356	$12,706,649	$1,442,403	$1,979	$(3,482,689)	$10,668,342
Shares issued for warrants exercised	1,287,500	257,500	–	–	–	257,500
Share-based payments	–	–	19,827	–	–	19,827
Loss for the period	–	–	–	–	(234,930)	(234,930)

Balance at January 31, 2017	60,217,856	$12,964,149	$1,462,230	$1,979	$(3,717,619)	$10,710,739

5

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)

	Three months ended January 31, 2017	Three months ended January 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(234,930)	$(90,242)
Items not affecting cash:
Interest expense	-	922
Share-based payments	19,827	-

Changes in non-cash working capital items:
Prepaids and receivables	14,038	15,785
Trade and other payables	493	50,402
Net cash used in operating activities	(200,572)	(23,133)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,026,403)	(136,762)
Reclamation bond	(5,218)	-
Net cash used in investing activities	(1,031,621)	(136,762)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	257,500	-
Loans from related parties	-	110,000
Net cash provided by financing activities	257,500	110,000

Change in cash	(974,693)	(49,895)
Cash, beginning of period	3,469,162	96,529

Cash, end of period	$2,494,469	46,634

Cash paid for interest	$4,488	$-
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$82,853	$23,656
Unrealized loss on marketable securities through AOCI	$-	$884

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016
1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS
Battle Mountain Gold Inc. (the "Company" or "BMG") was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.
These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At January 31, 2017, the Company had cash of $2,494,469 and working capital of $2,368,174.  Management believes that the Company has sufficient financial resources to maintain its operations and activities for the upcoming year.

2. SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of Compliance
These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Accounting Standard ("IAS") 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended October 31, 2016. The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended October 31, 2016.
 (b) Basis of Preparation
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value.  In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
 (c) Basis of Consolidation
These condensed consolidated interim financial statements include the accounts of Battle Mountain Gold Inc. ("BMG"), its wholly owned subsidiary BMG Mining Inc. ("BMGMI"), both incorporated in British Columbia, BMGMI's wholly owned subsidiary Battle Mountain Gold (USA), Inc., a Nevada corporation, and BMG's wholly owned subsidiaries Madison Enterprises (Nevada) Inc., a Nevada corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

3. RECEIVABLES
	January 31, 2017	October 31, 2016
Goods and services tax recoverable	$6,065	$8,166
Other receivables	18,233	22,612
Receivables	$24,298	$30,778

7

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016
4. EXPLORATION AND EVALUATION ASSETS

a) Lewis Gold Project
(i) Interest of BMGMI
BMGMI entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation  ("NRC") for an exclusive option to acquire NRC's 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").
To exercise this option, BMGMI must make cash payments and cause to be issued common shares  of itself or of BMG to NRC pursuant to the amended agreements as follows:
Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 common shares of BMGMI (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares of BMG (issued)
October 31, 2015		500,000 common shares of BMG (issued)
April 13, 2017	$1,550,000 *
* At the sole discretion and option of BMGMI, this payment of $1,550,000 may be made in either cash or in common shares of BMG, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.
The 2,000,000 shares of BMGMI issued in March 2013 were exchanged for shares of BMG pursuant to an RTO transaction in May 2014.
(ii) Interest of BMG
Pursuant to a series of agreements dating from 2002, BMG holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.
 (iii) Royalty provisions
The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2016-2017 royalty year of USD $84,033 translated as $109,662.
In June and August 2016, the Company and Gold Standard Ventures  ("GSV"), a significant shareholder of the Company, entered into an agreement with Clover Nevada LLC ("CN"), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay  GSV $2,355,235 (agreed equivalent to US$1,850,000). GSV exercised 5,240,717 Company warrants it held for proceeds of $1,939,065 which were used by the Company to repay GSV. The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478. In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.
iv) Reclamation bond
During the three months ended January 31, 2017, the Company established an additional reclamation bond of $5,218 (US$3,891).
8

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016
4. EXPLORATION AND EVALUATION ASSETS (continued)
b) Summary of costs

		Total

Balance at October 31, 2016		$7,525,158

Exploration costs
Claim maintenance		112,624
Field costs
Assays and storage	93,478
Computing and databases	19,562
Drilling	358,923
Geology	132,613
Geophysics	4,425
Travel and accommodation	17,546
Other	45,086	671,633

Total costs		784,257

Balance at January 31, 2017		$8,309,415

5. TRADE AND OTHER PAYABLES
	January 31, 2017	October 31, 2016
Trade accounts payable	$94,504	$354,076
Accrued payables	73,365	55,446
Trade and other payables	$167,869	$409,522

6. SHARE CAPITAL
(a) Share capital
Authorized:  an unlimited number of common shares with no par value.
Issued: 60,217,856 common shares.
During the three month period ended January 31, 2017, 1,287,500 warrants were exercised for cash proceeds of $257,500.
 (b) Warrants
The Company has warrants outstanding for the purchase of common shares as follows:
Number	Exercise Price	Remaining Life (Years)	Expiry Date
2,887,960	$0.25	0.50	July 17, 2017
2,000,000	$0.15	1.10	March 21, 2018
4,887,960

9

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016
6. SHARE CAPITAL (continued)
Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding at October 31, 2016	6,175,460	$0.21
Exercised	(1,287,500)	0.20
Outstanding at January 31, 2017	4,887,960	$0.21

c) Stock options
The Company has a rolling stock options plan (the "Options Plan") that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.
On January 20, 2017, the Company made grants of incentive stock options exercisable in respect of a total of 200,000 shares at the price of $0.35 per share for a three-year term ending June 20, 2020. On January 20, 2017, 50,000 options will vest and a further 50,000 options will vest on each of April 20, July 20 and October 20, 2017 in accordance with the policies of the TSX Venture Exchange.
At January 31, 2017, the Company had options for the acquisition of up to 4,414,000 common shares outstanding to directors, officers, employees and consultants as outlined below:
Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
200,000	$0.35	January 20, 2020
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,414,000
Stock option transactions are summarized as follows:
	Number of Stock Options	Weighted Average Exercise Price

Outstanding at October 31, 2016	4,214,000	$0.40
Granted	200,000	0.35
Outstanding at January 31, 2017	4,414,000	$0.39

Exercisable at January 31, 2017	4,264,000	$0.40

During the three months ended January 31, 2017, the Company granted 200,000 options (2016 – Nil) with a weighted average fair value of $0.35 per option (2016 - Nil).  The fair value of the options granted and vested of $19,827 (2016 - Nil) has been recognized as share-based payments expense.
10

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016
6. SHARE CAPITAL (continued)
The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
January 31, 2017

Risk free interest rate	84%
Expected life of options	3 years
Expected dividend yield	Nil
Expected stock price volatility	127%

 (d) Escrow conditions
As a component of the reverse takeover transaction completed in May 2014 the TSX Venture Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At January 31, 2017, escrow conditions continued in effect for 525,510 common shares (October 31, 2016 – 788,520 shares).
7. FINANCIAL RISK MANAGEMENT
The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at January 31, 2017, the Company had working capital of $2,368,174 (October 31, 2016 - $3,115,252).  Management believes that the Company has sufficient financial resources to meet its obligations as they come due.
Foreign exchange risk
The Company's functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At January 31, 2017, the Company had U.S. dollar denominated current assets of U.S. $25,286 (October 31, 2016 - $6,599). At January 31, 2017, the Company had U.S. dollar denominated current liabilities of U.S. $53,675 (October 31, 2016 - $242,818). Accordingly, a 10% change in the foreign exchange rate would result in a $2,829 credit or charge to operations.
Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

11

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

7. FINANCIAL RISK MANAGEMENT (continued)
Fair value
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
• Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
• Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
• Level 3 - Inputs that are not based on observable market data.
The fair value of marketable securities is measured using Level 1 of the fair value hierarchy.  The carrying value of cash, receivables, and trade and other payables approximates their fair value because of the short-term nature of the instruments.

8. RELATED PARTY BALANCES AND TRANSACTIONS
The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.
(a) Compensation of Officers and Directors
During the three months ended January 31, 2017 and 2016, the Company paid or accrued the following:
	January 31, 2017	January 31, 2016

Geological consulting [2]	$39,013	$6,822
Senior officers [1]	70,000	17,850

	$109,013	$24,672

1 Charged to salaries and benefits
2 Included in geology costs of $132,613 (2016 - $16,096) set out in Note 4)

(b) Transactions and Balances with Related Corporations
Included in trade and other payables is $29,799 (October 31, 2016 – $23,247) due to related parties.  Included in receivables is $1,193 (October 31, 2016 – $5,572) due from a related company.

9. CAPITAL MANAGEMENT
The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company's capital management practices during the three months ended January 31, 2017.

12

SCHEDULE "C"

[see attached]

C-1

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

December 31, 2016

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
AS AT DECEMBER 31, 2016
	Gold Standard December 31, 2016		Battle Mountain January 31, 2017	Note			Pro-forma Adjustments		Pro-forma Consolidated December 31, 2016
	$			$			$		$
Assets

Current
Cash and cash equivalents		53,611,061	2,494,469		2(b	)		(3,713,619)		50,551,500
					2(b	)		(360,000)
					2(b	)		(1,086,831)
					2(c	)		(450,000)
					2(d	)		(301,840)
					2(e	)		1,908,260
					2(f	)		(1,550,000)
					2(g	)		1,550,000
					2(g	)		(1,550,000)
Receivables		229,745	24,298					-		254,043
Marketable securities		-	578					-		578
Loan receivable		-	-		2(g	)		1,550,000		-
					2(h	)		(1,550,000)
Prepaid expenses		302,730	16,698					-		319,428
		54,143,536	2,536,043					(5,554,030)		51,125,549

Investment in associated company		6,175,021	-		2(i	)		404,069		-
					2(j	)		(6,579,090)

Exploration and evaluation assets		93,913,136	8,309,415		2(b	)		19,351,097		129,702,738
					2(f	)		1,550,000
					2(j	)		6,579,090

Reclamation bonds		977,718	33,150					-		1,010,868

Property and equipment		135,318	-					-		135,318

TOTAL ASSETS		155,344,729	10,878,608					15,751,136		181,974,473

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
AS AT DECEMBER 31, 2016
	Gold Standard December 31, 2016	Battle Mountain January 31, 2017	Note	Pro-forma Adjustments	Pro-forma Consolidated December 31, 2016
	$	$		$	$
Liabilities

Current
Accounts payable and accrued liabilities	1,502,694	167,869		-	1,670,563
Loan payable	-	-	2(g)	1,550,000	-
			2(h)	(1,550,000)
	1,502,694	167,869		-	1,670,563

Shareholders' equity
Share capital	191,358,298	12,964,149	2(b)	23,674,320	217,520,870
			2(b)	(13,498,549)
			2(e)	3,022,652
Reserves	5,310,291	1,462,230	2(b)	(1,462,230)	5,738,491
			2(b)	1,761,466
			2(e)	(1,114,392)
			2(k)	(218,874)
Accumulated other comprehensive income	-	1,979	2(b)	(1,979)	-
Deficit	(42,826,554)	(3,717,619)	2(b)	3,717,619	(42,955,451)
			2(c)	(450,000)
			2(d)	(301,840)
			2(i)	404,069
			2(k)	218,874
	153,842,035	10,710,739		15,751,136	180,303,910

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	155,344,729	10,878,608		15,751,136	181,974,473

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
PERIOD ENDED DECEMBER 31, 2016
	Gold Standard For the year ended December 31, 2016	Battle Mountain For the year ended October 31, 2016	Note	Pro-forma Adjustments	Pro-forma Consolidated
	$	$		$	$

Expenses
Bank charges and interest	-	3,095		-	3,095
Consulting fees	1,563,836	205,388	2(d)	301,840	2,071,064
Depreciation	10,149	-		-	10,149
Foreign exchange loss	350,829	9,399		-	360,228
Insurance	283,749	20,938		-	304,687
Investor relations	555,535	14,284		-	569,819
Management fees	1,609,555	-		-	1,609,555
Office	400,927	32,454		-	433,381
Professional fees	701,681	85,257		-	786,938
Property investigation	495,445	-		-	495,445
Regulatory and shareholders service	207,217	38,220		-	245,437
Rent	224,458	-		-	224,458
Share-based compensation	1,324,521	1,024,918		-	2,349,439
Travel and related	826,679	15,276		-	841,955
Wages and salaries	498,804	258,898	2(c)	450,000	1,207,702

	(9,053,385)	(1,708,127)		(751,840)	(11,513,352)

Loss on royalty buydown	-	(336,478)	2(l)	(184,406)	(520,884)
Loss on settlement of advance	(184,406)	-	2(l)	184,406	-
Equity loss in associated company	(404,069)	-	2(i)	404,069	-
Interest income	176,732	20,442		-	197,174

Loss and comprehensive loss for the period	(9,465,128)	(2,024,163)		(347,771)	(11,837,062)

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Gold Standard Ventures Corp. ("Gold Standard" or the "Company") have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") from information derived from the financial statements of Gold Standard and the financial statements of Battle Mountain Gold Inc. ("Battle Mountain") together with other information available to the Company. The unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated May 8, 2017, in conjunction with the acquisition of 100% of the issued and outstanding share capital of Battle Mountain, pursuant to an arrangement agreement. The acquisition is subject to acceptance by Battle Mountain's shareholders and certain securities regulatory approvals. In the opinion of the Company's management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the combination had actually occurred as set out in Note 2.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements of Gold Standard, the January 31, 2017 unaudited interim consolidated financial statements and the October 31, 2016 audited consolidated financial statements of Battle Mountain.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from and include:

a)	Gold Standard's audited consolidated financial statements as at December 31, 2016;

b)	Battle Mountain's unaudited interim consolidated financial statements as at January 31, 2017 for the three months then ended;

c)	Battle Mountain's audited consolidated financial statements as at October 31, 2016; and

d)	the additional information set out in Note 2.

2.	PRO-FORMA TRANSACTIONS

The pro-forma consolidated financial statements has been prepared based on the following assumptions:

a)
The unaudited pro-forma consolidated statement of financial position gives effect to the acquisitions as if it had occurred on December 31, 2016.  The unaudited pro-forma consolidated statement of comprehensive loss gives effect to the acquisitions as if it occurred on the first day of the period presented.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

2.	PRO-FORMA TRANSACTIONS (continued)

b)
As consideration for acquiring all of the issued and outstanding common shares of Battle Mountain, other than those already owned by Gold Standard, the Company will issue 8,778,067 common shares and make cash payments of $3,713,619 to the shareholders of Battle Mountain.

The assets and liabilities of Battle Mountain assumed on the acquisition are as follows:
$
Cash and cash equivalents	3,028,869
Receivables	24,298
Marketable securities	578
Prepaid expenses	16,698
Exploration and evaluation assets	8,309,415
Reclamation bonds	33,150
Accounts payable and accrued liabilities	(167,869)

Net assets	11,245,139

The total consideration of the acquisition is as follows:

$
Cash payment	3,713,619
Value of shares issued	23,674,320
Transaction costs	1,446,831
Replacement stock options and warrants	1,761,466
30,596,236
Less: net assets	(11,245,139)

Excess consideration paid over the net assets of Battle Mountain	19,351,097

The excess of the consideration over the net assets of Battle Mountain has been added to the exploration and evaluation assets to reflect the fair value of the Lewis property.

Gold Standard and Battle Mountain incurred approximately $360,000 and $1,086,831, respectively, in transaction costs relating to the arrangement. These costs were capitalized as part of the acquisition of the exploration and evaluation assets.

As part of the arrangement, all unexercised Battle Mountain stock options and warrants have been exchanged for Gold Standard replacement stock options and warrants at the fixed exchange ratio at a value of $1,761,466.

c)	Upon completion of the arrangement, Battle Mountain incurred bonuses totalling $450,000 to the current management and directors of Battle Mountain.

d)	Upon completion of the arrangement, Battle Mountain incurred termination and severance payments totalling $301,840 to certain consultants of Battle Mountain.

e)
Gold Standard and Battle Mountain received proceeds totalling $1,373,860 and $534,400, respectively, for the exercise of 1,278,439 stock options of Gold Standard, and 1,160,000 stock options and 1,650,000 warrants of Battle Mountain valued at $1,114,392.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

2. PRO-FORMA TRANSACTIONS (continued)

f)	Battle Mountain exercised the Lewis Property Option and made a final payment of $1,550,000 to acquire the remaining 40% interest in the Phoenix Joint Venture.

g)	Gold Standard advanced $1,550,000 as a loan to Battle Mountain.

h)	The intercompany loan mentioned in 2(g) above has been eliminated.

i)	The effect of the equity loss of $404,069 of Gold Standard as a result of the change in net assets of Battle Mountain has been reversed.

j)	Gold Standard's existing investment in Battle Mountain of $6,579,090 has been added to the excess paid by the Company and transferred to the exploration and evaluation assets.

k)	Gold Standard's proportional share of Battle Mountain's share based compensation of $218,874 has been eliminated.

l)	The loss on royalty buydown of Gold Standard and Battle Mountain of $184,406 were combined.

3.   SHARE CAPITAL

Share capital as at December 31, 2016 in the unaudited pro-forma consolidated financial statements is comprised of the following:

		Number	Share
	Note	of Shares	Capital	Reserves
			$	$
Authorized
Unlimited common shares without par value

Issued
Share capital of Gold Standard as at December 31, 2016		221,516,735	191,358,298	5,310,291
Shares issued pursuant to the arrangement	2(b)	8,778,067	23,674,320	-
Issuance of replacement stock options and warrants	2(b)	-	-	1,761,466
Shares issued on exercise of stock options and warrants	2(e)	1,278,439	2,488,252	(1,114,392)
Gold Standard's proportional share of Battle Mountain's share based compensation	2(k)	-	-	(218,874)

		231,573,241	217,520,870	5,738,491